Exhibit 99.1

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

AUGUST 11, 2021

CHESAPEAKE ENERGY CORPORATION CONSOLIDATES Haynesville
wITH At- Market acquisition of vINE ENERGY INC.

OKLAHOMA CITY, August 11, 2021 – Chesapeake Energy Corporation (NASDAQ:CHK) (“Chesapeake”) and Vine Energy Inc. (NYSE:VEI) (“Vine”) today announced that they have entered into a definitive agreement pursuant to which Chesapeake will acquire Vine, an energy company focused on the development of natural gas properties in the over-pressured stacked Haynesville and Mid-Bossier shale plays in Northwest Louisiana. The acquisition is a zero premium transaction valued at approximately $2.2 billion, based on a 30-day average exchange ratio as of Tuesday’s close, equating to $15.00 per share.

Transaction highlights include:

•	Vine shareholders will receive fixed consideration of 0.2486 shares of Chesapeake common stock plus $1.20 cash per share of Vine common stock, for total consideration of $15.00 per share, comprising of 92% stock and 8% cash

•	Increases Chesapeake’s cumulative five-year free cash flow(1) outlook by approximately $1.5 billion, or 68% of the transaction value, to approximately $6.0 billion, or 66% of pro forma enterprise value

•	Immediately accretive to operating cash flow per share, free cash flow(1) per share, free cash flow yield(1), and GHG emissions profile

•	2022 pro forma net debt-to-EBITDAX(1) ratio of 0.6x, preserves Chesapeake’s balance sheet strength

•	Approximately $50 million in average annual savings expected from operating and capital synergies

•	Expected to increase base dividend by 27% to $1.75 per share post close reflecting cash flow accretion of transaction, subject to Board approval

•	Vine position consolidates Haynesville/Bossier adding approximately 370 premium 50% rate of return drilling locations at $2.50 NYMEX gas price

•	Lowers Chesapeake’s pro forma total gathering, processing and transportation (GP&T) expense by approximately 15% and diversifies the company’s midstream partnerships

(1) Non-GAAP financial measures defined below.

Mike Wichterich, Chesapeake’s Board Chairman and Interim Chief Executive Officer, commented, “This transaction strengthens Chesapeake’s competitive position, meaningfully increasing our free cash flow outlook and deepening our inventory of premium gas locations, while preserving the strength of our balance sheet. By consolidating the Haynesville, Chesapeake has the scale and operating expertise to quickly become the dominant supplier of responsibly sourced gas to premium markets in the Gulf Coast and abroad.”

Eric Marsh, Vine’s Chairman, President, and Chief Executive Officer said, “We firmly believe that the quality of our assets, combined with the scale, depth and diversity of Chesapeake’s portfolio, and our shared unwavering commitment to ESG excellence, provides significant opportunity to accelerate the return of capital to our combined shareholders.”

CHK IR CONTACT:	CHK MEDIA CONTACT:	VEI IR CONTACT:	CHESAPEAKE ENERGY CORPORATION	VINE ENERGY INC.
Brad Sylvester, CFA (405) 935-8870 ir@chk.com	Gordon Pennoyer (405) 935-8878 media@chk.com	David Erdman (469) 605-2480 IR@VineEnergy.com	6100 North Western Avenue P.O. Box 18496 Oklahoma City, OK 73154	5800 Granite Pkwy #550 Plano, TX 75024

David Foley, Global Head of Blackstone Energy Partners added, “We believe in the benefits of consolidation. Blackstone looks forward to being a Chesapeake shareholder and participating fully in the significant value creation potential that will be unlocked by the combined company.”

Transaction Details

Under the terms of the merger agreement, which was unanimously approved by the Board of Directors of each company, Vine shareholders will receive a fixed exchange ratio of 0.2486 Chesapeake shares of common stock and $1.20 of cash for each share of Vine common stock owned. Upon closing, Chesapeake shareholders will own approximately 86% and Vine shareholders will own approximately 14% of the fully diluted shares of the combined company.

The transaction, which is subject to customary closing conditions, including certain regulatory approvals, and the approval of Vine shareholders, is expected to close in the fourth quarter of 2021. Funds managed by The Blackstone Group Inc. own approximately 70% of outstanding shares of Vine common stock and have entered into a support agreement to vote in favor of the transaction.

Preliminary 2022 Pro Forma Outlook

Pending the successful closing of the transaction in the fourth quarter of 2021, Chesapeake’s preliminary plan is to operate 10 to 12 rigs in 2022, with 8 to 9 rigs focused on its gas portfolio and 2 to 3 rigs concentrating on its oil assets. The company will maintain its commitment to a disciplined capital reinvestment strategy, anticipating a 2022 reinvestment rate of 50 – 60%. At NYMEX strip pricing as of July 30, 2021, this preliminary capital program is anticipated to generate between $2.55 billion to $2.75 billion in total adjusted EBITDAX. Chesapeake also anticipates this preliminary capital program will result in its average annual 2022 oil production remaining flat from 2021 fourth quarter average levels.

(2) Based on 7/30/21 strip prices and 8/06/21 CHK stock price.

(3) Non-GAAP financial measures defined below.

Increasing Base Dividend and Establishing Variable Return Program

Following completion of the transaction, Chesapeake expects to raise its base dividend by 27% to $1.75 per share as a result of the significant increase in free cash flow which reaches approximately $6 billion over the next five years. Additionally, Chesapeake announced the establishment of a variable return program to deliver 50% of the previous quarter’s free cash flow to investors in cash, payable the following quarter, and beginning with results from the 2021 fourth quarter.

Conference Call Information

Chesapeake will conduct a conference call to discuss the transaction on Wednesday, August 11, 2021 at 9:00 am EDT. The telephone number to access the conference call is 888-317-6003 or 412-317-6061 for international callers. The passcode for the call is 2789084.

About the Companies

Headquartered in Oklahoma City, Chesapeake Energy Corporation’s (NASDAQ: CHK) operations are focused on discovering and responsibly developing its large and geographically diverse resource base of unconventional oil and natural gas assets onshore in the United States.

Vine Energy Inc., based in Plano, Texas, is an energy company focused on the development of natural gas properties in the stacked Haynesville and Mid-Bossier shale plays in the Haynesville Basin of Northwest Louisiana. The Company is listed on the New York Stock Exchange under the symbol “VEI”.

Advisors

J.P. Morgan Securities LLC is serving as financial advisor, Latham & Watkins LLP and Richards Layton & Finger are serving as legal advisor, and DrivePath Advisors is serving as communications advisor to Chesapeake. Citi is serving as lead financial advisor and Kirkland & Ellis LLP is serving as legal advisor to Vine. Weil, Gotshal & Manges LLP is serving as legal advisors to Blackstone. Houlihan Lokey also served as a financial advisor to the Vine Board of Directors.

Non-GAAP Financial Measures

This document includes non-GAAP financial measures. Such non-GAAP measures should not be considered as an alternative to, or more meaningful than, GAAP measures. The Company’s management believes that these measures provide useful information to external users of the Company's consolidated financial statements, such as industry analysts, lenders and ratings agencies. Due to the forward-looking nature of adjusted EBITDAX, net debt, projected free cash flow, free cash flow yield and free cash flow per share used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, the Company is unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant.

Adjusted EBITDAX: Adjusted EBITDAX is a non-GAAP measure used by management to evaluate the Company's operational trends and performance relative to other oil and natural gas producing companies. Adjusted EBITDAX excludes certain items that management believes affect the comparability of operating results. The most directly comparable GAAP measure is net income (loss). Items excluded from net income (loss) to arrive at adjusted EBITDAX include interest expense, income taxes, depreciation, depletion and amortization expense, and exploration expense as well as one-time items or items whose timing or amount cannot be reasonably estimated.

Net Debt: Net debt is defined as total GAAP debt excluding premiums, discounts, and deferred issuance costs less cash and cash equivalents. Net debt is presented as a widely understood measure of liquidity, but should not be considered as an alternative to, or more meaningful than, total debt presented in accordance with GAAP.

Free Cash Flow, Free Cash Flow Yield and Free Cash Flow Per Share:

•	Free cash flow is defined as net cash provided by operating activities (GAAP), plus cash paid for reorganization items, net, less cash capital expenditures.

•	Free cash flow yield is defined as free cash flow divided by market capitalization.

•	Free cash flow per share is defined as free cash flow divided by the Company’s outstanding shares of common stock.

Free cash flow, free cash flow yield and free cash flow per share are non-GAAP supplemental financial measures used by the Company’s management to assess liquidity, including the Company’s ability to generate cash flow in excess of its capital requirements and return cash to shareholders. Free cash flow, free cash flow yield and free cash flow per share should not be considered as alternatives to, or more meaningful than, net cash provided by operating activities or any other measure of liquidity presented in accordance with GAAP.

Forward-Looking Statements

This presentation includes forward-looking statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” "believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goaI,” “forecast,” “may,” or similar expressions help identify forward-looking statements. Chesapeake and Vine cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties arid assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Chesapeake to successfully integrate Vine’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results arid outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Chesapeake and Vine with the Securities and Exchange Commission (the “SEC”), which are available to the public free of charge on the SEC’s website at www.sec.gov. Chesapeake and Vine undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction between Chesapeake and Vine. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Chesapeake intends to file a registration statement on Form S-4 that includes a proxy statement/prospectus. The proxy statement/prospectus will be sent to all Vine stockholders. Chesapeake and Vine will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Vine are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Chesapeake and Vine through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Chesapeake and Vine and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Vine’s stockholders in connection with the proposed transaction. Information about Vine’s directors and executive officers and their ownership of Vine securities is set forth in Vine’s filings with the SEC. To the extent that holdings of Vine securities have changed since the amounts printed in Vine’s most recent proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document and other applicable documents as described in the preceding paragraph.

No Offer or Solicitation

This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer or the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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